

26 June 2006



By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 5, 2006. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

Enc
/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2006\Letter to SEC (Elliott Staffin) - 26Jun06.DOC




Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2006\Letter to SEC (Elliott Staffin) - 26Jun06.DOC

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	26-Jun-2006 17:12:53
Announcement No.	00043

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 5, 2006
Description	Attached is the operating performance year-to-date (YTD) 2006 and for the 4 weeks (Period 5) from 6 May 2006 to 2 June 2006.



Attachments: NOL_Operating_Performance_for_P5_2006.pdf

Total size = **41K**

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Monthly Operational Update (Unaudited)



Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number : 196800632D

26 June 2006

NOL's operating performance year-to-date (YTD) 2006 and for the 4 weeks (Period 5) from 6 May 2006 to 2 June 2006 are as follows:

	YTD 2006	YTD 2005	% Change	Period 5, 2006	Period 5, 2005	% Change
Liner						
a) Volume (FEU)	847,200	803,600	5	160,300	151,900	6
b) Average Revenue Per FEU (US$/FEU)	2,660	2,750	(3)	2,556	2,789	(8)
Logistics						
Revenue by Biz Segments (US$'000)						
Contract Logistics Services	370,200	353,000	5	64,500	67,100	(4)
International Services	160,300	157,900	2	30,900	33,000	(6)
Total	530,500	510,900	4	95,400	100,100	(5)

** Summation may not add up due to rounding*

Liner: YTD container volumes grew 5% YoY while Period 5 (P5) volumes rose 6% YoY. YTD average revenues declined 3% while P5 average revenues declined 8% over the corresponding period last year, reflecting changes in both rates and trade mix.

Logistics: YTD revenues totalled US$530.5 million, a 4% increase over the corresponding period last year. P5 revenues declined 5% YoY.

Note : Periods 1 and 12 comprise 6 weeks while Periods 2 to 11 comprise 4 weeks.

APL Average Revenue per FEU (updated as at Period 5, 2006)


APL Average Revenue per FEU (2003-2006)
3,000
2,500
2,000
US$/FEU
P1 03
P2 03
P3 03
P4 03
P5 03
P6 03
P7 03
P8 03
P9 03
P10 03
P11 03
P12 03
P1 04
P2 04
P3 04
P4 04
P5 04
P6 04
P7 04
P8 04
P9 04
P10 04
P11 04
P12 04
P1 05
P2 05
P3 05
P4 05
P5 05
P6 05
P7 05
P8 05
P9 05
P10 05
P11 05
P12 05
P1 06
P2 06
P3 06
P4 06
P5 06
Period
Period 5, 2006
Y-o-Y : -8%